UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2005

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Form 6-K/A amends and restates Exhibit 1.5 included in the Form 6-K filed on November 25, 2005 related to the period commencing November 16, 2005 to include the Consolidated Statement of Operations for the period ended
September 30, 2005 which were previously inadvertantly omitted from such
Exhibit.

Exhibit    Description

1.5        Press Release dated November 23, 2005
           CDC Corporation provides 2005 third quarter updates for its two business units and reports financial results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 29, 2005	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.5	Press Release dated November 23, 2005 -- CDC Corporation provides 2005 third quarter updates for its two business units and reports financial results